

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2010

John A. Williams
President and Chief Executive Officer
Preferred Apartment Communities, Inc.
3625 Cumberland Boulevard, Suite 400
Atlanta, GA 30339

Re: **Preferred Apartment Communities, Inc.**
Amendment No. 2 to Registration Statement on Form S-11
Filed November 17, 2010
File No. 333-168407

Dear Mr. Williams:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We have referred your response to comment 2 in our letter dated November 1, 2010 to the Division of Investment Management, which may have further comments.

2.   We note that you have agreed to issue a warrant to purchase shares of your common stock to International Assets Advisory, LLC for services rendered on your behalf in connection with the offering, and that the sale of the warrant and the underlying common shares will not be registered under the 1933 Act. Please explain to us why this transaction should not be integrated with your public offering.

Table of Contents

3.   Refer to the next-to-last paragraph on page v and the statement that you cannot assure investors of the accuracy or completeness of the market and industry data used in the prospectus. It is not appropriate for a registrant to disclaim responsibility for the information in its prospectus. Please revise to remove this disclaimer.

Our Financing Strategy, page 3

4.   We note your response to comments 3 and 11 in our letter dated November 1, 2010. Please revise to clearly state that neither your charter nor your bylaws imposes a restriction on the maximum amount of leverage you are permitted to use. Provide similar disclosure under the heading "Our Financing Strategy" on page 81.

Risks Associated with Debt Financing

There is no limitation on the amount we may invest in any single property or other asset, page 41

5.   Please expand this risk factor to discuss the lack of any limits on your overall indebtedness. In order to place the risk in context, also disclose the debt limit imposed by your investment guidelines.

Use of Proceeds, page 55

6.   Please revise to include a tabular summary of your use of proceeds, including estimates of the public offering expenses, amount available for investment, asset acquisition fees, and expenses and estimated amounts to be paid to the manager and its affiliates. Refer to Item 3 of Industry Guide 5.

7.   Please revise to clarify that you may fund the property acquisitions entirely from offering proceeds in the event that you are unable to secure financing through either Fannie Mae or Freddie Mac, which you discuss on page 89.

8.   We note the discussion in the Underwriting section of your prospectus regarding the fees advisory fee, expense reimbursement, and transaction fee payable to International Assets Advisory, LLC. Please tell us whether you plan to use offering proceeds to pay these amounts. If so, please revise the Use of Proceeds disclosure to separately discuss the fees payable to your financial advisor.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 64

9.   We note your response to comment 5 in our letter dated November 1, 2010. Please revise to clarify that you do not currently have any financing commitments for the acquisitions. Disclose that if you are unable to obtain loans from Fannie Mae or Freddie Mac, you intend to use offering proceeds to finance acquisition of the Oxford Rise and Oxford Summit properties, consistent with your disclosure on page 89. In addition, please discuss the expected source of cash needed to fund any earn-out payments on the Oxford Rise property.

Prior Performance Summary

Post Properties, page 67

10.   We note that you have added disclosure regarding dividends paid and growth in asset values for Post Properties. This disclosure is not appropriate because you have not included any detailed information about Post Properties, such as the information called for in the prior performance tables. If you choose to retain this disclosure, please provide additional data that will balance the presentation and place the performance information in context. In addition, please refrain from disclosing performance information for periods after Mr. Williams was no longer the CEO.

Development Funds, page 67

11.   We note your response to comment 7 in our letter dated November 1, 2010, which indicates that there are no negotiations for loan extensions or work outs in process at this time. Please reconcile this statement with disclosure in this section stating that the strategy of both Fund I and WOF is to attempt to work out acceptable loan extensions or reasonable solutions with the lenders on properties currently in default.

Business

Our Investment Strategy, page 77

12.   We note that you have provided materials compiled from various sources in response to comment 32 in our letter dated July 30, 2010 and comment 9 in our letter dated November 1, 2010. Please tell us whether the information was prepared specifically for you and why you have not filed the consent of Witten Advisors in accordance with Rule 436 of Regulation C.

Certain Relationships and Related Transactions, page 116

13.   We note your response to comment 13 in our letter dated November 1, 2010. Please revise your description of the related party property acquisitions to clarify Mr. Williams' interest in these transactions. Also, please quantify the amount that Williams Opportunity Fund, LLC will receive in connection with your purchase of the Oxford Rise property and the amount that Williams Realty Fund I, LLC will receive in connection with your purchase of the Oxford Summit property. Refer to Item 404(a) of Regulation S-K. Provide a cross-reference to this disclosure in your description of the property acquisitions beginning on page 87.

Underwriting, page 171

14.   Please revise to describe in more detail the specific financial advisory services that International Assets Advisory, LLC provided in exchange for the consideration described in the first paragraph on page 172.

Part II – Information Not Required in Prospectus

Item 36. Financial Statements and Exhibits, page II-3

15.   We note that you have provided supplementally copies of the schedules and exhibits for exhibits 10.4 and 10.5. Please confirm that you will file the exhibits and schedules with your next amendment.

Exhibit 5.1 Opinion of Venable LLP

16.   Refer to assumption 4 in your opinion. Please revise to clarify that you are relying only upon factual representations, warranties, statements and information in the reviewed documents.

17.   We note that counsel has assumed the issuance of shares in compliance with Section 4.06 of the charter. Considering the firm commitment nature of your offering, please tell us why counsel believes this assumption is appropriate. Alternatively, provide a revised opinion that omits this assumption.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Associate Director

cc: Peter M. Fass, Esq.
        James P. Gerkis, Esq.
        Proskauer Rose LLP *(via facsimile)*